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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               CLARUS CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    182707109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 11, 2003
 -------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 182707109                                           Page 2 of 5 Pages
--------------------                                         -------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warren B. Kanders

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                               [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER

                               2,175,700
     NUMBER OF          ------ -------------------------------------------------
      SHARES              8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  0
       EACH             ------ -------------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                    1,675,700
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,175,700
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.31%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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The Schedule 13D filed April 12, 2002 (the "Schedule 13D") filed by Warren B.
Kanders (the "Reporting Person") in connection with the shares of common stock, par value $.0001 per share, of Clarus Corporation (the "Company"), a Delaware corporation, as amended on June 6, 2002 and October 29, 2002, is hereby amended by this Amendment No. 3 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         On April 11, 2003, the Company granted to the Reporting Person 500,000 shares of restricted Common Stock (the "Restricted Stock") for an aggregate purchase price of $50. The Restricted Stock will vest and become nonforfeitable if Mr. Kanders is an employee and/or a director of the Company or a subsidiary or affiliate of the Company on the earlier of (i) the date the closing price of the Company's common stock equals or exceeds $15.00 per share for each of the trading days during a ninety consecutive day period, or (ii) the tenth anniversary of the date of grant, subject to acceleration in certain circumstances. Until the Restricted Stock vests, the Reporting Person has the right to vote and receive any dividends or distributions payable with respect to the Restricted Stock but may not dispose of or otherwise transfer the Restricted Stock.

Item 5. Interest in Securities of the Issuer.

         (a-b) On the date of this statement, the Reporting Person beneficially owns, and has the sole power to direct the vote and disposition of, 1,675,700 shares of Common Stock or approximately 10.6% of the outstanding Common Stock and has the power to director the vote but not the disposition of 2,175,700 shares of Common Stock or approximately 13.31% of the outstanding Common Stock. The beneficial interest reported by Reporting Person includes options to purchase 21,250 shares of Common Stock at an exercise price of $5.99 per share which are exercisable within 60 days of the filing of this report.

         The percentage of Common Stock reported as beneficially owned is based upon 15,827,300 shares outstanding as of March 14, 2003 as reported in the Company's most recent Annual Report on Form 10K.

         (c) Other than the grant by the Company to the Reporting Person of the Restricted Stock, the Reporting Persons did not effectuate any transactions in the Common Stock during the past sixty days.

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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         The Restricted Stock is subject to a Restricted Stock Agreement dated as of April 11, 2003 between the Company and the Reporting Person.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1 -  Restricted Stock Agreement dated as of April 11, 2003 between the Company and the Reporting Person.

















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 16, 2003



                                               /s/ Warren B. Kanders
                                               ----------------------------
                                               Warren B. Kanders